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SEC FILE NUMBER
8-01402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. E. Allison & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 E. Basse, 2nd Floor
(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher R. Allison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M.E. Allison & Co., Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATRICIA A PARKS
Notary Public, State of Texas
My Commission Expires
December 16, 2016

Christopher Allison
Signature

President
Title

Patricia A. Parks
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report on Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

M. E. ALLISON & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2015


ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
M. E. Allison & Co., Inc.

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. E. Allison & Co., Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, TX
February 26, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

M. E. ALLISON & CO., INC.

Statement of Financial Condition

December 31, 2015

ASSETS

Cash			$	138,885
Deposits with and receivable from clearing broker-dealers				178,837
Financial advisory fees receivable				64,288
Securities owned, at fair value				1,355,497
Deferred income tax asset				111,979
Note receivable - related party				366,106
Property and equipment - at cost:				
Furniture and fixtures	$	514,580		
Leasehold improvements		40,250		
Total property and equipment		554,830		
Less: Accumulated depreciation and amortization		(533,354)		21,476
Goodwill				13,000
Other intangible assets, net				55,250
Other assets				56,465
			$	2,361,783

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	198,212
Payable to clearing broker-dealer		544,776
Income taxes payable		71,863
		814,851
Stockholders' equity		
Common stock, par value $100; 385 shares issued and outstanding; 500 shares authorized		38,500
Additional paid-in capital		3,850
Retained earnings		1,504,582
Total stockholders' equity		1,546,932
	$	2,361,783

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Income (Loss)
For the Year Ended December 31, 2015

Revenues	
Financial advisory fees	$ 1,388,259
Municipal underwriting fees	198,687
Investment advisory fees	194,131
Commissions	806,102
Insurance based income	218,367
Mutual funds	595,558
Net trading gains	127,263
Interest and dividends	47,557
Net unrealized losses on investment securities	(450,610)
Net realized gains on investment securities	224,573
Other	11,407
Total revenues	3,361,293
Expenses	
Employee compensation including commissions	2,560,385
Clearing expense	138,274
Communications	90,749
Occupancy and equipment	193,879
Regulatory	16,933
Interest	7,432
Other expenses	374,719
Total expenses	3,382,371
Net income (loss) before income taxes	(21,077)
Provision (benefit) for income taxes	(34,615)
Net Income (Loss)	$ 13,538

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2014	385	$ 38,500	$ 3,850	$ 1,491,044	$ 1,533,394
Dividends paid				-	--
Net income (loss)				13,538	13,538
Balances, December 31, 2015	385	$ 38,500	$ 3,850	$ 1,504,582	$ 1,546,932

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2015

Balance, December 31, 2014	$ --
Increases	--
Decreases	--
Balance, December 31, 2015	$ --

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities	
Net income (loss)	$ 13,538
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation and amortization	39,240
Unrealized losses on investments securities	450,610
Realized gains on investments securities	(224,573)
Deferred income tax benefit	(111,979)
Changes in assets and liabilities:	
Decrease in deposit with and receivable from clearing broker-dealers	42,257
Decrease in underwriting fees receivable	42,326
Decrease in financial advisory fees receivable	130,818
Decrease in trading securities owned	88,968
Decrease in other assets	11,430
Decrease in accounts payable and accrued expenses	(30,922)
Increase in payable to clearing broker-dealer	33,604
Increase in income tax payable	71,863
Net cash provided (used) by operating activities	557,180
Cash flows from investing activities	
Purchase of investment securities	(2,560,038)
Proceeds from sale of investment securities	2,142,605
Equipment purchases	(18,982)
Net cash provided (used) by investing activities	(436,415)
Cash flows from financing activities	
Dividends paid	--
Net cash provided (used) by financing activities	--
Net decrease in cash and cash equivalents	120,765
Cash and cash equivalents at beginning of year	18,120
Cash and cash equivalents at end of year	$ 138,885
Supplemental schedule of cash flow information	
Cash paid for income taxes	$ 5,501
Cash paid for interest	$ 7,432

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Operations

M. E. Allison & Co., Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rules 15c3-3(k)(2)(ii) and (k)(2)(i), which provide that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company predominately deals in the purchase and sale of municipal bonds and provides financial advisory services to municipalities.

Business Combination

The Company entered into an agreement, effective November 1, 2012, for consideration of $130,000 in cash whereby it purchased the securities business of Presidio Financial, Inc. ("Seller") in a transaction accounted for as a business combination under accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Seller is also entitled to additional payments (contingent consideration) of $17,500 on each on the first two anniversary dates of the agreement, if certain net commission thresholds are met. The following summarizes the allocation of the purchase price based on estimated fair market values at the date of acquisition.

Customer accounts and relationships of securities brokerage business	$ 78,000
Customer accounts and relationships of direct mutual fund business	31,200
Customer accounts and relationships of insurance products business	7,800
Goodwill	13,000
Total consideration	$ 130,000

The Company paid contingent consideration of $17,500 on the first anniversary date in 2013 and $17,500 on the second anniversary date. Both amounts were recognized as other expenses in the statement of income as the liability for the estimated fair value of contingent consideration was estimated to be $-0- at the time of the purchase. There are no more contingent payments.

Municipal Underwriting and Financial Advisory Fees

Underwriting fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Financial advisory fees are earned from providing services to local governmental bodies. Underwriting and transaction related financial advisory fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Other financial advisory services are performed under ongoing contracts. Revenues under these contracts are earned in the period services are provided.

Securities Transactions

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded on a settlement-date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade-date basis.

Securities owned are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Note 1 - Summary of Significant Accounting Policies, continued

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided principally by accelerated methods using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for net operating losses, disallowed charitable contributions, and capital losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to four years from the date of filing.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in the business combination discussed above. The Company has one reporting unit based on guidance in U.S. GAAP.

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assets. The impairment is measured by comparing the implied fair value of the Company's goodwill with its carrying amount and an impairment loss may be recognized up to that excess. Based on the results of a qualitative evaluation, the Company determined that no impairment existed at December 31, 2015.

Note 1 - Summary of Significant Accounting Policies, continued

Other Intangibles

Intangible assets consist of definite lived assets recognized in the business combination discussed above. Impairment of other intangible assets is assessed at least annually or more often upon the occurrence of an indicator of impairment through a comparison of their carrying amounts and estimated fair values. An indicator of impairment exists if the carrying value of an other intangible asset exceeds its estimated fair value, and an impairment loss may be recognized up to that excess. The Company's impairment testing indicated the fair value of its other intangible assets exceeded their carrying values at December 31, 2015.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers,* which provides guidance for revenue recognition. This ASU's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

Note 2 - Deposits with and Receivable from Clearing Broker-Dealers

Deposit with clearing broker-dealer consists of cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealers is comprised of commissions and other items. Such amounts are normally collected within 15 days after month end.

Note 3 - Receivables

Underwriting fees receivable are due from other broker-dealers and consist of amounts due from securities offerings in which the Company acts as an underwriter. Such amounts are normally collected within thirty days after month end.

Financial advisory fees receivable are due from local governments and are generally collected within sixty days after the close of a transaction.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of approximately $657,558 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .41 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Securities Owned

Securities owned at fair value as of December 31, 2015 consist of listed equities and state and municipal obligations and are classified as either trading or investment securities. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

State and municipal obligations consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

Collateralized mortgage obligations ("CMO") are valued based on an option-adjusted discounted cash flow model. The significant inputs to this model include yield, prepayment speed, default rate, and loss severity.

M. E. ALLISON & CO., INC.
Notes to Financial Statements
December 31, 2015

Note 5 - Securities Owned, continued

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Total	Level 1	Level 2	Level 3
Listed equities	$ 706,731	$ 706,731	$ --	$ --
CMO's	73,490		73,490	
State and municipal obligations	575,276	2,500	482,776	90,000
	$ 1,355,497	$ 709,231	$556,266	$ 90,000

The following table presents a reconciliation of investments measured at fair value using unobservable inputs (Level 3):

Balance at January 1, 2015	$ 354,988
Sales	($264,988)
Balance at December 31, 2015	$ 90,000

The Company did not hold any financial liabilities measured at fair value at December 31, 2015.

Note 6 - Other Intangible Assets

Other intangible assets acquired in the business combination discussed in Note 1 aggregate $117,000, net of accumulated amortization of $61,750. These intangible assets consist of customer accounts and relationships that are being amortized on a straight-line method over an estimated life of six years. Amortization expense aggregated $19,500 for 2015. Amortization expense will be approximately $19,500 per year for the next two years and $16,250 in the final year.

Note 7 - Commitment and Contingencies

The Company has an operating lease for office space owned by a stockholder/officer. The lease provides for an option to renew for 5 years. Future minimum lease obligations follow:

Year Ending December 31,	
2016	$ 93,170
2017	46,585
	$ 139,755

Rent expense under operating leases was $93,170 during 2015.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2015.

M. E. ALLISON & CO., INC.
Notes to Financial Statements
December 31, 2015

Note 8 - Income Taxes

Deferred income tax assets (liabilities) follow:

Capital losses	$ 53,906
Investment securities	176,615
Charitable contributions	5,053
Total deferred income tax assets	235,574
Deferred installment sale	(111,932)
Goodwill and other intangible assets	(11,663)
Total deferred income tax liabilities	(123,595)
Net deferred tax assets	111,979

The provision (benefit) for income taxes consists of the following:

Current expense	$77,364
Deferred benefit	(111,979)
	$ (34,615)

Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to tax exempt interest, meals and entertainment, and club dues. The decrease in the valuation allowance of $45,534 also affected the expected tax rate difference.

Capital loss carryforwards expire as follows:

Year Ending December 31,	
2016	158,546
	$ 158,546

Charitable contributions carry forwards aggregating $14,862 expire between 2016 and 2020.

Note 9 - Note Receivable Related Party

During 2008 the Company sold an investment in land to the Elsie F. Allison Family Trust ("Trust"), a related party, for an $860,000 note receivable. Interest payments at 2.97% per annum are due March 1st of each year. The principal amount and any unpaid interest is due February 28, 2017. 2015 interest income was $10,844.

Note 10 - Concentrations

The Company's customer base is primarily located throughout Texas. Deposits with and receivable from clearing broker-dealers is with a broker-dealer located in Massachusetts. Revenues from financial advisory services to one local governmental unit accounted for approximately 23% of total revenues.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2015

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,546,932
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Financial advisory fees receivable	64,288	
Note receivable - related party	366,106	
Property and equipment, net	21,476	
Goodwill	13,000	
Other intangible assets	55,250	
Deferred income tax asset	111,979	
Other assets	56,465	688,864
Net capital before haircuts on securities positions		858,068
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities	39,016	
Other securities	111,998	
Undue Concentration	49,496	(200,510)
Net capital		$ 657,558

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 198,212
Income taxes payable	$ 71,863
Total aggregate indebtedness	$ 270,075

Schedule I (continued)

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 18,005
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 250,000
Net capital in excess of minimum required	$ 407,558
Net Capital less greater of 10% of aggregate indebtedness or 120% of Minimum dollar net capital requirement	$ 357,558
Ratio: Aggregate indebtedness to net capital	0.41 to 1

Reconciliation with Company's Computation

There we no material differnces in net capital between the company's (unaudited) Focus Part IIA, as ammended, and this Report Pursuant to Rule 17a-5(d)

Schedule II

M.E. ALLISON & CO., INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), "Special Account for the Exclusive Benefit of Customers".

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
M. E. Allison & Co., Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* M. E. Allison & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M. E. Allison & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* M. E. Allison & Co., Inc. stated that M. E. Allison & Co., Inc. met the identified exemption provisions throughout the year ended December 31, 2015. M. E. Allison & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M. E. Allison & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2016

M. E. Allison & Co., Inc.
Exemption Report

M. E. Allison & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):2[i]:

i. Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)";

And

The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3(k):2[ii]:

ii. Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughtout the period from January 1, 2015 to December 31, 2015.

I, Christopher Allison, swear that, to my best knowledge and belief, this Exemption report is true and correct.

By: ______________________

Christopher Allison
President
M. E. Allison & Co., Inc.

Report of Independent Registered Public Accounting Firm
On SIPC Annual Assessment
DECEMBER 31, 2015


CF
ACCOUNTANTS
CONSULTANTS
60
YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors of
M. E. Allison & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by M. E. Allison & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating M. E. Allison & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for M. E. Allison & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards adopted by the Public Company Accounting Oversight Board ("PCAOB"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2016

Amended

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2841**********************MIXED AADC 220
001402 FINRA DEC
M E ALLISON & CO INC
SECOND FLOOR
950 E BASSE RD
SAN ANTONIO TX 78209-1831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~7,802.41~~ 6520 CRA

B. Less payment made with SIPC-6 filed (exclude interest) (3,378.38)

7/31/15 CRA
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,141.62 CRA

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~4,424.03~~ 3,141.62 CRA

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,424.03

H. Overpayment carried forward $(1282.41) CRA

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M.E. Allison & Co., Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of January, 20 16.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ ~~3,356,748~~ 3,361,294 CRA

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — 217,667

Total additions — ~~3,574,415~~ 3,578,961 CRA

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ~~434,612~~ 813,925 CRA

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 138,274 CRA

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 11,407

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 7,432

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 7,432

Total deductions — ~~453,451~~ 971,038 CRA

2d. SIPC Net Operating Revenues — $ ~~3,120,964~~ 2,607,923 CRA

2e. General Assessment @ .0025 — $ ~~7,802.41~~ 6520 CRA

(to page 1, line 2.A.)